EXHIBIT (a)(41)



                      [MORROW & CO., INC. LETTERHEAD]



Dear AMP Institutional Shareowner:

     As you know, AlliedSignal has amended its offer and is now offering to purchase up to 40,000,000 shares of AMP Common Stock for $44.50 per share in cash. Enclosed are the documents relating to the amended offer.

     Please keep in mind the following:

     * The offer closes on September 25, 1998 at midnight New York City time.

     * If you have already tendered your shares, you need take no further action to tender into the amended offer.

     * If you have withdrawn shares previously tendered or if you have not tendered, you must tender by September 25.

     * If the number of shares tendered exceeds 40,000,000, shares will be purchased on a pro-rata basis.

     * Also please remember that guaranteed delivery is not accepted for the amended offer. If you have previously tendered into the initial offer by guaranteed delivery, you must perfect that guaranteed delivery in accordance with the requirements of the initial offer.

     Should you have questions on these or any other issues, please call Tom Ball, Ron Knox or Fred Marquardt at (800) 662-5200.

Sincerely,


Morrow & Co., Inc.
Information Agent for AlliedSignal Inc.